From:  John Woodbury [john@jmwoodburylaw.com]

To:  'mctiernanm@sec.gov'

Subject:  Universal Guardian Holdings SB-2 Cutback

Date:  Thu 4/5/2007 4:11 PM

Michael –

This email confirms that Universal Guardian Holdings will cut-back from the registration statement a total of 2,307,692 shares issuable upon conversion of debentures and exercise of investor warrants from the second debenture offering. This is allowable under a cutback agreement signed by those investors.  This will reduce the total shares registered to 13,569,238, which represents approximately 31.5% of the current total public float of 43,047,893 shares.  I will rework the registration statement for filing pending your advisement that this is acceptable to the SEC.

Thank you for your consideration.

Yours truly,

John Woodbury